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                                                                     EXHIBIT 22

                                             ROCKWELL INTERNATIONAL CORPORATION
                                             WORLD HEADQUARTERS
                                             2201 SEAL BEACH BOULEVARD
                                             PO BOX 4250
                                             SEAL BEACH, CALIFORNIA 90740-8250
                                             310-797-5127

ROCKWELL
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                                             DONALD R. BEALL
                                             CHAIRMAN OF THE BOARD AND
                                             CHIEF EXECUTIVE OFFICER

November 10, 1994

Mr. H. Virgil Sherrill
Chairman of the Board
and
Mr. John C. Morley
President and Chief Executive Officer
Reliance Electric Company
6065 Parkland Boulevard
Cleveland, Ohio 44124

Gentlemen:

     I still cannot understand the "uncertainties" you see in Rockwell's $30 per share all-cash tender offer for all outstanding shares of Reliance. The only real conditions remaining are within your power to resolve. Nevertheless, Rockwell is prepared to remove all possible uncertainties with respect to the offer.

     If Reliance will announce now that it will redeem its poison pill and waive Section 203 of the Delaware General Corporation Law just prior to the expiration of our offer, we will amend our offer to remove all the other conditions, except the tender of a majority of the Reliance Class A Shares (on a fully diluted basis) and the absence of an injunction or legal prohibition. Rockwell will also commit to effect a second-step merger as soon as possible following consummation of the offer at the same price as paid in the offer. Thus, assuming no injunction or legal prohibition and a tender of a majority of the shares, there will be absolutely no conditions or uncertainties and no reason for the Reliance Board to continue to deny your shareowners the benefit of our offer.

     This course of action also eliminates any risk to Reliance with respect to the $50 million break-up fee contemplated by Section 9.05(b) of the merger agreement between Reliance and General Signal. The foregoing actions do not require the Reliance Board to change any recommendations with respect to our offer or the proposed General Signal merger, or to negotiate with or provide information to us. In those circumstances, the $50 million fee would not be payable under the terms of the merger agreement and, in fact, would never become payable if Rockwell consummated a short-form, second-step merger without entering into a merger agreement.

     As you know, we believe that our very fair and full-priced offer is in the best interest of all of Reliance's constituencies. We urge the Reliance Board promptly to take the actions outlined above in order to permit consummation of the offer or, if the Board prefers, promptly to commence negotiation of a merger agreement with us.

Sincerely,

/s/ Donald R. Beall
    -------------------------
    Donald R. Beall